Filed by South State Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Park Sterling Corporation

Commission File No.: 001-35032

April 27, 2017

The following is a transcript of the analyst call jointly held by South State Corporation (“South State”) and Park Sterling Corporation (“Park Sterling”) on April 27, 2017 relating to the proposed merger of South State and Park Sterling.

Operator:

Good morning and welcome to the South State and Park Sterling Analyst Call. Today’s call is being recorded and all participants will be in listen-only mode for the first part of the call. Later, we will open the line for questions with the Research Analyst Community. I will now turn the call over to Jim Mabry, South State Corporation Executive Vice President in charge of Investor Relations and M&A.

Mr. Mabry:

Thank you for calling into the South State and Park Sterling merger call. Before beginning, I want to remind listeners that the discussion contains forward-looking statements and discussion regarding the use of non-GAAP measures. I will now turn over the call to Robert Hill, our chief executive officer.

Mr. Hill:

Good morning. We are excited to share with you the announcement that Park Sterling Corporation, based in Charlotte, North Carolina, and South State Corporation have agreed to merge.

With me to discuss this combination is Jim Cherry and Don Truslow, the CEO and CFO, respectively, of Park Sterling and John Pollok, Chief Financial Officer and Chief Operating Officer of South State. John and I will discuss the merits of the merger and walk through investor slides that were made available earlier this morning. Following our comments, I will ask Jim Cherry, CEO of Park Sterling, to provide his perspective on the merger. We will then take questions from the research analyst community.

We have followed Park Sterling’s progress for a number of years and together have often talked about the significant benefits of a potential combination of the two companies. We are excited to announce this merger.

As noted on slide #3, Park Sterling and South State complement each other in many ways and this is a combination where 1+1=3. The executive teams of both companies have met extensively to discuss the creation of a strong regional bank across multiple states that excels in our lines of business. We are two companies with talented teams that share a common vision for building a highly successful regional bank in the Southeast.

Our competitive position is significantly improved with Park Sterling. We go deeper and denser in existing markets and expand into Richmond and Raleigh. Over 70 % of Park’s offices are in MSAs we currently operate in. This scale and visibility will enable us to continue the strong organic growth, attract additional talent, enhance customer relationships and create shareholder value.

Financially, we believe this combination will generate attractive returns. We anticipate that the EPS accretion, after integration, will be in the mid-single digits. The initial tangible book value dilution is less than 4% and should be earned back within 3-4 years.

This merger is a significant step forward for South State. As you can see on slide #4, we meaningfully deepen our penetration along the vibrant I-85 corridor between Atlanta and Charlotte. Combined, we will have 27 offices and $1.5 billion in deposits in the Charlotte MSA to bring us to #6 in market share.  Additionally, our share moves to 5th in the Greenville, SC MSA and improves in other SC, NC, and GA markets. We also gain entry into the very attractive Richmond and Raleigh markets.

As you can see on slide #5 in our combined markets of operation, we will be number 6 in market share have twice the share of the next competitor. This puts us in a position where we compete best: with strong teams, excellence in each line of business, and high market share in very good markets. A key to our future growth is a continued focus on C&I lending. As you can see on slide #6, our markets are rich in C&I opportunities and this combination adds to our commercial banking momentum.

Finally, and most importantly, the people are committed to this. Jim Cherry will serve on the board. Bryan Kennedy, the president of Park Sterling, and Don Truslow, Park’s CFO, will continue in executive capacities with the combined company. We look forward to adding a talented Park Sterling team to South State.

I will now turn it over to John Pollok.

Mr. Pollok:

Thank you, Robert.

Picking up on slide #7, the exchange ratio is 0.14 South State shares for each Park Sterling share. The ratio is fixed and not subject to any caps or collars. Based upon our closing price from the 26th, this represents $12.87 per share or roughly $691 million in total deal value. As shown on slide #8, the price is approximately 236% of Park Sterling’s tangible book value per share at March 31, 2017 and approximately 21.8 times 2017 consensus estimates. We anticipate the closing will take place in the fourth quarter of 2017, subject to regulatory and shareholder approvals.

On slide #9, you can see some of our modeling assumptions. On the credit side, our credit team performed a very comprehensive credit review, reviewing 57% of total loan balances and 100% of the impaired loans. Our initial credit mark is estimated at $61 Million.

We estimate 35% cost saves off their 2016 adjusted non-interest expenses, 75% of which we anticipate achieving in 2018. We plan on a 1st quarter 2018 systems conversion, so we should be on a path to achieve 100% of the planned cost saves by the 2nd half of the year.

The combination is estimated to result in strong pro-forma capital levels at closing, with projected tangible capital and total risk-based capital ratios of approximately 8.7% and 12.6%, respectively.

We estimate total one-time after-tax deal costs of approximately $50 Million with this merger.

Our estimates include some balance sheet repositioning, such as exiting certain wholesale loan types and reducing some wholesale funding.

On slide #10, you can see that while Park Sterling has higher C&D and CRE concentrations than South State, together the concentration limits are well within regulatory guidelines.

Turning to slide #11, you can see our pro-forma deposit market share in select markets, which speaks to the density and depth of this combination.

I will now turn the call back over to Robert for some summary comments.

Mr. Hill:

Thank you, John.

In summary, this merger adds considerable strategic value to South State. On slide #13, you get a good sense of the financial and geographical strength of our combined company. We are excited to work with the team at Park Sterling and together capitalize on the tremendous opportunity in our markets.

Before opening the call to the analyst community for questions, I would like to ask Jim Cherry, CEO of Park Sterling, for his comments on this announcement.

Mr. Cherry:

Thank you, Robert, and welcome to our listeners this morning. I’d like to begin by asking our listeners to go back in time with me just a short period, 6 years ago, and look at the landscape of banking in the Carolinas and Virginia. At that time, there were virtually no banks between $5 and $20 billion in asset size. And you might say, “why does that make any difference,” and it is because we had a large number of very small banks, and we had a very small number of very large banks. And those regional banks that were in between there used to be the banks that could provide their customers with the products and solutions they wanted and needed to reach their financial aspirations and yet could do it in a small community banking and flexible fashion. And there were literally none of those in the Carolinas and Virginia at that time.

Now, close your eyes with me for a minute, and imagine as I did six years ago and as I suspect Robert did at that same time, and envision the possibility that there might be one bank in a short period of time that would be, that would have generational deposits that go back over a hundred years, that would be located in some of the key and most attractive markets in the southeast, that would have a franchise that stretched down the I-85 corridor extending from Richmond, Virginia down through to north west Georgia and across to Savannah and up the Carolina’s coast. That would have $14 billion in deposits, that would have 700,000 consumer customers, that would have a core deposit franchise that for one of those entities in the first quarter alone would be able to boast over $100 million in interest income with only $3.5 million in interest expense, that would be a magnet for talent for the larger banks who were looking for a place where they would have the products and services and capabilities to deliver outstanding services and solutions to their customers but would be able to do that in a flexible, personable kind of way, that would have a mortgage banking group of over a hundred mortgage bankers, and that would be the second leading mortgage producer in one of the key states of their franchise. It would have a wealth management platform with over $5 billion in assets under management, it would have commercial banking platform with a treasury services capability that could easily serve the customers of the largest banks in the markets and the areas that they needed. And it would have sophisticated capital markets solutions that generally only the larger banks would have.

Imagine a bank that would truly be big enough to help their customers achieve their financial aspirations and yet would still be small enough and compassionate enough to care whatever they do. Now, open your eyes.

That’s Park Sterling and South State. Together we are that bank and I truly believe that we are through this merger combination, we are creating and fulfilling a vision that both Robert and I had. And we have uniquely done so. There is no one else in the Carolinas and Virginia that I know of that can that come close to boasting the significant market presence that we have in high growth markets, the talent that each of us in combination bring, and the attractiveness we will have to others, and the products and services that look like a large bank but are still delivered the way people want to find them delivered. So I think that uniquely positions us to be able to be the preferred financial services provider in the markets we are in, to be the preferred employer for those who want to be involved in financial services in the markets we are in, and finally to be the preferred investment for those who desire to invest in the financial services industry.

I would like to close my comments by simply thanking those on the line who have been supporters of Park Sterling over the years. We see this combination is just a furtherance of our commitment to you to produce outstanding results over the long term.

So with that, I think we are ready for questions and we will turn it back over to the operator. Thank you.

Announcer:

We will now open the line for questions. The first question comes from Jennifer Demba of SunTrust.

Ms. Demba:

Thank you, congratulations on the transaction. Question, can you guys give us some background on the timing of this transaction? How it came together and if it was a negotiated or bid out? And then I have a follow up question.

Mr. Hill:

Jennifer, this is Robert. Thanks for the question. I’ll start and then turn it over to Jim for his comments. Not quite a year and half ago, we began to have some dialogue about this. I think we’ve obviously know Jim for a long time and um, the relationships between our teams go back a long time. We were obviously very aware of Park, what they were building, what their vision was for that company was. It was what their culture was and there were obviously very similar geographic and cultural similarities in what we wanted to create. I think we always both knew that was there. About 18 months ago, we started to have more serious conversation about those and give our executive teams some time to focus on our lines of business to really make that if we really did move forward on this that we really did create something that was more valuable together than separate. The further we got down that path, the more convinced we were that we really had something special here, but that we had to find the right time. And so as we moved into this year, we had additional conversations and felt like it was the right time for us, the right time for Park, and just the right time to take this next step for both companies and that brought us to where we are today. Jim, do you want to take the other pieces of that?

Mr. Cherry:

Sure, Robert. Great description of the length of time we’ve been involved and the management folks we’ve had involved. I would say that when we met a few months ago, and Robert and I sat down. One of the first things I told Robert is that “we are not for sale.” We believe we have a very bright future, we have a good path, and we are accomplishing our goals and fulfilling our vision. But, if we can talk about a strategic combination where 1+1 = 3 — and frankly, I think it’s going to be better than that — and if we can find a meaningful way that does well for our shareholders and our customers and our employees, then we should continue talking, and so we did.

We worked to bring our management teams together, spent a lot of time with each other, and did a lot of due diligence on each other. In fact, at one point I know in our due diligence, we got the question, “the things you’re asking for, it looks like you’re buying us,” and the response I made was, “well, we are.” That’s exactly what we are doing, we are taking our shareholders’ currency, and we are investing in this combined company. We are convinced that this is an incredible, incredible combination, and that it literally is as I mentioned a minute ago a unique position within our markets that today I don’t think there’s anyone else that comes close to producing. They may have a similar size, but when you put together the combination of size and talent and capabilities and strengths in markets, there just not there. From the very beginning continued to gravitate more and more to this. And I’ll have to say when it got to the end of this, I’ll have to confess from a personal standpoint, I looked to find any excuse I could to not do this. And I couldn’t come up with any excuse other than the lame, self-serving, selfish excuses that I have heard from other CEOs when we would talk to them about what were compelling combinations and they would say, “well, I’m having a good time, we’ve got a bright future,” or any number of bright answers like that. And I said those are just not reasonable answers to give — they put you ahead of your investors and customers and your shareholders. And so Robert, we are delighted, and excited, and proud to be partnering with such an incredibly strong financial institution and people.

Mr. Hill:

Jennifer, I think, to just wrap up, this was not done overnight. This is something we have discussed and negotiated over a long period of time, very similar to every merger we’ve done, none of which have been quick or right out of the gate turnaround. It’s more about picking the right partner at the right time. And I think that’s certainly what’s transpired here. You can look through, the logic of this deal if you look at the map, that stuff’s really pretty straight forward. It’s really the intangibles, the timing, the commitment from both executive teams, the fact that Bryan Kennedy and Don Truslow are committed to not just getting this thing to closing but to help us build this company moving forward. Those are the things that have unfolded as we’ve moved through these months that I believe have really created some very healthy dynamics.

Ms. Demba:

Thank you, that’s great color. Just one follow-up. Can you, Robert, talk about your plan to retain revenue producers at Park Sterling and if you feel like there is any need to augment the team at Park Sterling?

Ms. Hill:

Yes, so I think that there are three different parts. There’s the part where we’ve got markets that we are operating in today, Greenville, North Georgia, where our teams just complement each other pretty naturally. I mean we’re in close proximity, know each other really really well, so I think you’ve got that dynamic and its folding in with our existing team and leadership and feel really good about how that will go. Then you take the Charlotte team, and this is really transformational for us. If you look at it from a market perspective, this deal improves us from a market perspective, improves the visibility of where we are in Charlotte meaningfully, and we are obviously entering the Richmond and Raleigh market. So in the Charlotte market, the team basically doubles. Park has been a fine commercial bank, so their platform is robust, they have a very strong team, and we do as well. So you put that together, and there’s really not another entity that going to have those characters that we’re going to have in that Charlotte market with the depth, the density, and the breadth of the team. We’ve been good at hanging on to talent in the past because we give people a good opportunity to grow and execute on what they want to do, which is take care of their customers. Obviously, Don and Bryan staying on as part of the active daily part of running our company is an important part of that. There are certain people on the Park team that have very critical roles from a leadership perspective in terms of building the combined company. And feel good that while we’ve announced the contracts in the employment agreements with a few of the executives, that there’s certainly a plan in place for employee retention and expansion. We’ve got some things in the works right now where we will begin to announce additional people joining the team. And as I talk with Bryan Kennedy there are other opportunities around North Carolina where we can continue to do that. They’ve done a really nice job in Richmond, Richmond is a fantastic market. If you look at our footprint today, outside of Charlotte, there are about 30,000 C&I business in our market, excluding Charlotte. And you look at Charlotte, and Raleigh, and Richmond combined it really doubles that opportunity. They’ve done a really strong job of building that Richmond team, and building that footprint. They’ve been mostly focused there commercially and I’d say what we would bring to the table both in Charlotte and in Richmond is all lines of business. So we will be looking at building out our mortgage line in a big way, wealth management, and then our retail piece. So I feel like we are really in good shape from a commercial perspective, but I think there’s a lot of building we can do in the other three lines of business.

Mr. Cherry:

Robert, if I might add Jennifer, just a comment. We expect our revenue producers, particularly on the commercial side to be very enthusiastic and excited about this, because the main constraint to them, and we refer to them as thoroughbreds who can run at a fast pace, we’ve been constraining them by our balance sheet and the lack of scale on the balance sheet to fully serve and meet the needs of our customers. And, so we fully expect a very good reaction from these bankers who will be in a position to do more things for their customers than they have been able to because of the combination.

Mr. Hill:

Jennifer, last from a product set perspective its important part from a bank from a retention and attracting talent. This will accelerate some of the things we have already been working on. We’ve looked really closely at a gap analysis on our treasury platform and we feel like there’s certain things that we needed to do to improve on our treasury platform. As we looked at the product set and the right product, it’s the one that Park is already on. So things like treasury management, instead of us migrating there over the next 12 or 24 months, it will accelerate and elevate our product set.

Announcer:

Today’s next question comes from Nancy Bush from NAB Research.

Ms. Bush:

Good morning Gentlemen, and thank you for keeping the slide deck mercifully short.

Mr. Hill:

Good morning, Nancy.

Ms. Bush:

One question, the major question I have about Park Sterling’s strategy around the build out of their capital markets platforms. Can you kind of elaborate around where that effort is now going to go?

Mr. Cherry:

Nancy, I’ll respond to that, and good to talk to you this morning. As you know that’s been a very very successful platform for us and one more example of an opportunity if you think about now taking what Randy and his group have been able to do over a $3 billion asset size bank, imagine what we could do over a $14 billion bank.

We built that, I guess Don, from a revenue standpoint, last year $2 million net revenue and that was the first full year I guess of having that capability. So just imagine multiplying that across the franchise. So while I know you never put those intangibles in there or the synergies that people talk about, I firmly believe there are huge synergies and capital markets being just one example of that where the customer gets a better solution than they get without the capital market solution and the bank gets a better solution. So it’s a really good example of win-win. And it is something I know Robert and his team is very interested in. I think on their earnings call, Robert you mentioned having done a swap, well the difference here is you do it internally and you get all the benefits of that as opposed to the primary economics of going externally.

Mr. Hill:

Nancy, what I would say is we have obviously a commercial line of business strategic plan. The things that Park’s is doing along those lines is just like I mentioned — I used Treasury as the example — but it just accelerates those plans. And gets us to where we wanted to go faster. We were doing swaps one way, they are doing it in another way and they are doing it in a way where it is more in house versus outsourced and I think it’s a good opportunity for revenue synergies.

Ms. Bush:

And if I could ask as a follow up, on the balance sheet repositioning, which I think you said would be a sizeable part of the merger charge. Can you just elaborate on that a little and any thoughts about the timing of that? Will it take place immediately after the closing? Or can any of it be done before the closing and how that is going to happen?

Mr. Pollok:

Nancy, this is John. There isn’t really a charge, but I think as you know us what we’ve done typically in the past is repositioned some balance sheets. So, when we look at it they do have some wholesale funding. We have the funding in place where we can really do that on balance sheet. So that would be a piece that we would unwind. Their investment portfolio is about 15% of assets, we typically run a little bit leaner. One of the nice things just doing the Southeastern transaction it brought more liquidity on our balance sheet. So we’ll probably bring that down a tad, and then there are, you know on the loan side we have a tendency to get a fair amount of balance there so I think you will see some remixing of the balance sheet in terms of the loans.

Ms. Bush:

John, do you just happen to have the combined loan to deposit ratio?

Mr. Pollok:

It would be about 91%.

Ms. Bush:

OK, thank you very much.

Announcer:

Thank you. Our next question comes from Christopher Marinac with Fig Partners.

Mr. Marinac:

Thanks, good morning. John and Robert just wanted to ask about the marks on the balance sheet. Are there any other substantial marks besides the credit marks and the intangibles?

Mr. Pollok:

Chris, this John. There are not.

Mr. Marinac:

OK, so the other change on the balance sheet changes are more prospectively going forward, but nothing that closing would have an impact on the math here.

Mr. Pollok:

That’s right, so their advances are fairly short, so there’s not some big prepayment penalty on the FHLB advances. But no, those are the two big things you mentioned.

Mr. Marinac:

OK, so is it accurate that you’ll look at 2018 and 2019 in terms of differently than how we would in terms of how the expectations were for loan growth and other metrics for Park Sterling, you may look at it somewhat differently, more conservatively or whatever?

Mr. Pollok:

Well, we’ve typically done that in the past. I think that’s kind of been the story for us, we kind of have a tendency to be a little more conservative. That’s why I think when you look at our tangible book value earn back we kind of gave you a three to four-year period. You know, three years is more what I would say on the street estimate side, four years has more to do with repositioning the balance sheet, and how we would look at it a little more conservative than how you would on the street.

Mr. Marinac:

That’s helpful, thanks. And just the last question, for Raleigh, is that a market that you can stay with a small share, but continue to sort of pick up real customers and not be worried about how much deposit share you have in that market.

Mr. Hill:

Chris, this is Robert. Obviously, we’ve always had markets where we’ve been mature and markets where we’ve been more new entrance. Raleigh would certainly be one for Park and for us, we both hired bankers there where we are fairly new. But, we’ve always thought it’s positive to have a mix, and our goal in all our markets is to be top five in market share. In Charlotte, this gets us really close, and in Richmond, there’s certainly the opportunity to get to top five there as well in a reasonable period of time.

And then we’ll look to figure out what the best way to build Raleigh is as well, but we do see it as a net plus. And I think from all lines of business, both Mortgage, Commercial, Wealth and Retail, I think over time we will do just like we did in Charlotte ten years ago — when we started in Charlotte, we didn’t have a customer. And 15 years ago, we started in Greenville without a customer, and today we have meaningful market share in those markets. And we kind of see Raleigh on that same path.

Mr. Marinac:

Thank you very much.

Announcer:

Today’s next question comes from Steven Scouten of Sandler O’Neill.

Mr. Reese:

Hi, this is Peter Reese on for Steven. Just wondering if you could quantify the Durbin impact related to this deal and what the math looked like on that?

Mr. Pollok:

Peter, this is John. For Park Sterling, it’s a couple million dollars a year on annualized basis pre-tax.

Mr. Reese:

Great, that’s awesome. That’s all for me.

Announcer:

Ladies and Gentlemen, this concludes the question and answer session. I’d like to turn the conference over to John Pollok for closing remarks.

Mr. Pollok:

Thanks for your time today. We will be participating in the SunTrust Robinson Humphrey’s financial services conference in New York beginning on May 23rd. We look forward to reporting to you again soon.

*****

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. South State Corporation (“South State”) and Park Sterling Corporation (“Park Sterling”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between South State and Park Sterling; the outcome of any legal proceedings that may be instituted against South State or Park Sterling; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where South State and Park Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; South State’s ability to complete the acquisition and integration of Park Sterling successfully; credit risk associated with commercial real estate, commercial business and construction lending; interest risk involving the effect of a change in interest rates on both of South State’s and Park Sterling’s earnings and the market value of the portfolio equity; liquidity risk affecting each bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; cybersecurity risk related to the dependence of South State and Park Sterling on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, which subjects each company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; economic downturn risk resulting from changes in the credit markets, greater than expected noninterest expenses, excessive loan losses and other factors and the implementation of federal spending cuts currently scheduled to go into effect; and other factors that may affect future results of South State and Park Sterling. Additional factors that could cause results to differ materially from those described above can be found in South State’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of South State’s website, http://www.southstatebank.com, under the heading “SEC Filings” and in other documents South State files with the SEC, and in Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the SEC and available on the “Investor Relations” page linked to Park Sterling’s website, http://www.parksterlingbank.com, under the heading “Regulatory Filings” and in other documents Park Sterling files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither South State nor Park Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between South State and Park Sterling, South State will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of South State and Park Sterling and a Prospectus of South State, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving South State and Park Sterling will be submitted to Park Sterling’s shareholders and South State’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of South State and shareholders of Park Sterling are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about South State and Park Sterling, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: John C. Pollok, Senior Executive Vice President, CFO and COO, (800) 277-2175 or to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Donald K. Truslow, (704) 323-4292.

PARTICIPANTS IN THE SOLICITATION

South State, Park Sterling and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding South State’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2017, and certain of its Current Reports on Form 8-K. Information regarding Park Sterling’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.